

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Deep Kalra
Group Chief Executive Officer
MakeMyTrip Limited
60 East 42nd Street
Suite 411
New York, NY 10165

> **Re:** **MakeMyTrip Limited**
> **Registration Statement on Form F-1**
> **Filed March 2, 2011**
> **File No. 333-172572**

Dear Mr. Kalra:

We have limited our review of your registration statement to those issues we have addressed in our comments.

1. We note that you have a pending confidential treatment request in connection with your registration statement on Form F-1. Please note that all comments on your confidential treatment request will need to be fully resolved before we act on a request for acceleration of the effectiveness of your Form F-1. Refer to Section III.B.2 of Staff Legal Bulletin No.1 (with Addendum) dated July 11, 2001.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Via facsimile: 65-6536-1171
Michael W. Sturrock, Esq.
Latham & Watkins LLP